UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66581



09057085

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/08___ AND ENDING ___12/31/08___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBS Capital Markets Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___660 Newport Center Drive, Suite 1200___
(No. and Street)

___Newport Beach___   ___CA___   ___92660___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Mark Brandenberger___   949.717.6205
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Ernst & Young LLP___
(Name – if individual, state last, first, middle name)

___18111 Von Karman, Ste. 1000___   ___Irvine___   ___CA___   ___92612___
(Address)   (City)   (State)   (Zip Code)

PROCESSED
MAR 11 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 19 2009
Washington, DC
111

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _Mark Brandenburger_ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
KBS Capital Markets Group LLC , as
of _December 31_ , 20 _08_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

___

BETH P. ARATA
Commission # 1697661
Notary Public - California
Orange County
My Comm. Expires Oct 31, 2010

_____
Signature

CFO
_____
Title

Beth P. Arata
_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

KBS Capital Markets Group, LLC
(a California limited liability company)
December 31, 2008

KBS Capital Markets Group, LLC
(a California limited liability company)

Financial Statements

Year Ended December 31, 2008

Contents

 **ERNST & YOUNG**

■ Ernst & Young LLP
Suite 1000
18111 Von Karman Avenue
Irvine, California 92612-1007

Tel: +1 949 794 2300
Tel: +1 949 437 0590
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
KBS Capital Markets Group, LLC

We have audited the accompanying statement of financial condition of KBS Capital Markets Group, LLC, a California limited liability company (the "Company"), as of December 31, 2008, and the related statements of operations, member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KBS Capital Markets Group, LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 23, 2009

Ernst & Young LLP

1

KBS Capital Markets Group, LLC
(a California limited liability company)

Statement of Financial Condition

December 31, 2008

ASSETS		
Cash and cash equivalents	$	2,874,380
Commissions due from affiliate		152,000
Reimbursements due from affiliate		268,019
Prepaid expenses and other assets		275,718
Property and equipment, net		41,147
TOTAL ASSETS	$	3,611,264
LIABILITIES AND MEMBER'S CAPITAL		
Accounts payable and accrued liabilities	$	222,349
Commissions and marketing fees payable to broker-dealers		792,489
Accrued compensation		689,694
		1,704,532
Commitments and contingencies *(Note 7)*		
Member's capital		1,906,732
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	3,611,264

See notes to financial statements.

KBS Capital Markets Group, LLC
(a California limited liability company)

Statement of Operations

For the Year Ended December 31, 2008

REVENUES	
Commissions from affiliates	$ 67,212,175
Dealer manager fees from affiliates	41,031,890
Reimbursements from affiliate	45,794
Interest and other income	91,760
	108,381,619
EXPENSES	
Employee salaries, commissions and benefits	22,891,406
Commissions and marketing fees to broker-dealers	80,806,905
Travel and entertainment	2,078,208
Rent and facilities	440,069
Meetings and sponsorships	327,650
Professional services	151,825
General, administrative and other expenses	857,966
	107,554,029
NET INCOME	$ 827,590

See notes to financial statements.

KBS Capital Markets Group, LLC
(a California limited liability company)

Statement of Member's Capital

For the Year Ended December 31, 2008

BALANCE – December 31, 2007	$	1,079,142
Net Income		827,590
BALANCE – December 31, 2008	$	1,906,732

See notes to financial statements.

4

KBS Capital Markets Group, LLC
(a California limited liability company)

Statement of Cash Flows

For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	827,590
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		68,967
Changes in operating assets and liabilities:		
Commissions due from affiliate		289,723
Reimbursements due from affiliate		(248,157)
Dealer manager fee due from affiliate		232,066
Prepaid expenses and other assets		(168,797)
Accounts payable and accrued liabilities		84,173
Commissions and marketing fees payable to broker-dealers		(422,233)
Accrued compensation		(107,304)
Net cash provided by operating activities		556,028
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment		(4,691)
Net cash used by investing activities		(4,691)
NET INCREASE IN CASH		551,337
Cash and cash equivalents - beginning of year		2,323,043
Cash and cash equivalents - end of year	$	2,874,380
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for taxes	$	12,590

See notes to financial statements.

5

KBS Capital Markets Group, LLC
(a California limited liability company)

Notes to Financial Statements

December 31, 2008

1. Organization of the Company

KBS Capital Markets Group, LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a limited purpose broker-dealer approved to distribute mutual funds, variable annuities and direct participation programs to other FINRA approved broker-dealers. The Company is organized as a Limited Liability Company in the State of California. The Company has a single member, KBS Holdings, LLC (the "Member").

During 2008, the Company served as the dealer manager for the public offerings of KBS Real Estate Investment Trust, Inc. (the "KBS REIT") and KBS Real Estate Investment Trust II, Inc. (the "KBS REIT II"), both affiliates of KBS Holdings, LLC (collectively referred to herein as the "KBS REITs"). The offering period for KBS REIT closed on May 30, 2008, while the offering period for KBS REIT II commenced on June 2, 2008.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts and liabilities as of December 31, 2008, and the revenues and expenses for the year then ended. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The Company currently maintains substantially all of its operating cash with one major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

2. Summary of Significant Accounting Policies (continued)

Commissions and Reimbursements Due From Affiliate

The Company receives commissions in connection with the distribution and sale of shares of the KBS REITs. The Company also receives commissions on proceeds from the KBS REIT Dividend Reinvestment Plan ("DRIP Plan"). In addition, the Company receives reimbursement for certain expenses including sponsorships, promotional items, legal fees, travel, and due diligence expenses from the KBS REITs.

Prepaid Expenses

Prepaid expenses mainly consist of prepaid meetings, prepaid FINRA licensing and registration renewal fees and prepaid insurance.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is provided on a straight-line basis over the estimated original useful lives of the assets, which range from three to seven years.

Commissions and Marketing Fees Payable to Broker-Dealers

The Company pays commissions to broker-dealers in connection with the distribution and sale of shares of the KBS REITs, including commissions on proceeds from the DRIP Plan. The Company pays marketing fees to certain broker-dealers for marketing services provided by such broker-dealers.

Accrued Compensation

Accrued compensation is primarily related to incentive compensation due to certain of the Company's officers and employees in connection with the sales of shares of KBS REIT II.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company's revenues are primarily comprised of commissions and dealer manager fees earned as compensation in connection with the distribution and sales of shares of the KBS REITs.

Commissions and dealer manager fees are recognized on the date which the shares sold by the dealer manager are accepted and confirmed by the KBS REITs. The Company generally reallows 100% of the commissions and up to 2.5% of gross proceeds in the form of marketing fees to participating broker-dealers involved in the sale of shares of the KBS REITs.

Reimbursements from Affiliate

Reimbursements from affiliate represent payments received from KBS REIT II for organization and offering costs previously paid by the Company on behalf of KBS REIT II in connection with the distribution and sale of shares of KBS REIT II. Prior to 2008, the Company was uncertain as to whether such organization and offering costs were to be reimbursed by KBS REIT II. During the year ended December 31, 2008, the Company was reimbursed for such costs and, as such, recognized prior period reimbursements as revenue.

Income Taxes

As a limited liability company, the Company is subject to certain state and local taxes; however, income taxes on income or losses realized by the Company are generally the obligation of the Member.

3. Property and Equipment

Property and equipment consist of the following at December 31, 2008:

Computer equipment	$ 213,298
Office equipment and fixtures	25,124
Less accumulated depreciation	(197,275)
	$ 41,147

KBS Capital Markets Group, LLC
(a California limited liability company)

Notes to Financial Statements (continued)

4. Related Party Transactions

The Company earns commissions and dealer manager fees for the distribution and sales of shares of the KBS REITs. The commission percentage is calculated using a commission rate starting at 6% and declining to 1% of proceeds from sales of shares based on the number of shares sold. Commissions on proceeds from the DRIP Plan are calculated based on 3% of such proceeds. The dealer manager fees are calculated using a rate starting at 3.5% and declining to 2.5% of proceeds from sales of shares based on the number of shares sold. There are no dealer manager fees paid on sales from the DRIP Plan. For the year ended December 31, 2008, the Company earned $67,212,175 of commissions and $41,031,890 of dealer manager fees.

As of December 31, 2008, the Company had commissions receivable from an affiliate in the amount of $152,000. The commissions receivable represent commissions associated with the DRIP Plan.

During the year ended December 31, 2008, the Company received $756,332 and $1,156,400 from KBS REIT and KBS REIT II, respectively, as reimbursement for certain expenses including sponsorships, promotional items, legal fees, travel, and due diligence expenses. As of December 31, 2008, the Company had $268,019 receivable from KBS REIT II for such reimbursable expenses.

During the year ended December 31, 2008, the Company received $45,794 from KBS REIT II for reimbursements of organization and offering costs previously paid and expensed by the Company on behalf of KBS REIT II.

KBS Realty Advisors, LLC ("KBSRA"), which is affiliated with the Company's Member, pays for certain operating expenses on behalf of the Company. For the year ended December 31, 2008, the Company reimbursed KBSRA $221,556 for such operating expenses. The Company pays certain operating expenses on behalf of KBSRA. For the year ended December 31, 2008, the Company received $19,069 from KBSRA as reimbursement for such expenses.

The Company subleases office space and office equipment from KBSRA on a month-to-month basis. During the year ended December 31, 2008, the Company incurred $472,908 of expenses related to such subleases.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company computes its net capital requirements under the aggregate indebtedness method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification requirements and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2008, the Company had net capital of $1,321,794 which was $1,208,159 in excess of the required net capital of $113,635 as computed in accordance with Rule 15c3-1. The Company's net capital ratio was 1.29 to 1.

6. Defined Contribution Plan

KBSRA sponsors a 401(k) defined contribution plan (the "Plan") that is made available to employees of the Company. Eligible participants may contribute up to the maximum amounts established by the United States Internal Revenue Service. The Company did not incur any expense for the Plan during the year ended December 31, 2008.

7. Commitments and Contingencies

The Company is subject to various claims, lawsuits and complaints arising during the ordinary course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the Company's financial position or results from operations.

Supplemental Information

KBS Capital Markets Group, LLC
(a California limited liability company)

Schedule I – Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

Member's capital	$ 1,906,732
Less nonallowable assets	(584,938)
Net capital per Rule 15c3-1	1,321,794
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	113,635
Excess net capital	$ 1,208,159
Aggregate indebtedness	$ 1,704,532
Ratio of aggregate indebtedness to net capital	1.29 to 1

There were no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2008.

See report of independent registered public accounting firm.

KBS Capital Markets Group, LLC
(a California limited liability company)

Schedule II – Statements Regarding SEC Rule 15c3-3

December 31, 2008

Computation of Reserve Requirements Pursuant to Rule 15c3-3:

The Company is exempt from the Computation of Reserve Requirements according to the provision of Rule 15c3-3(k)(2)(i).

Information Relating to Possession or Control Requirements under Rule 15c3-3:

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(i) exemption provision.

See report of independent registered public accounting firm.



Ernst & Young LLP
Suite 1000
18111 Von Karman Avenue
Irvine, California 92612-1007

Tel: +1 949 794 2300
Tel: +1 949 437 0590
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Member
KBS Capital Markets Group, LLC

In planning and performing our audit of the financial statements of KBS Capital Markets Group, LLC (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

13

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 **ERNST & YOUNG**

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

January 23, 2009

END

14

A member firm of Ernst & Young Global Limited